CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED
MARCH 31, 2007

(Expressed in Canadian Dollars, unless otherwise stated)

(Unaudited)

These financial statements have not been reviewed by the Company's auditors

CONTINENTAL MINERALS CORPORATION
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	March 31	December 31
	2007	2006
	(unaudited)
Assets

Current assets
Cash and cash equivalents	$31,628,056	$1,791,802
Amounts receivable	189,087	227,598
Amounts due from related parties (note 8)	272,781	643,055
Prepaid expenses	127,918	168,078
	32,217,842	2,830,533

Mineral property interest (note 5)	114,652,309	112,747,309
Equipment (note 4)	467,851	523,327
Investments	1	1
	$147,338,003	$116,101,170

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$1,200,919	$3,581,150
Loan from related party (note 8)	–	1,500,000
Current portion of long-term payable	577,300	578,650
Convertible promissory note (note 6)	–	11,034,366
	1,778,219	16,694,166

Long-term payable	1,731,900	1,735,950
Future income tax liabilities	27,382,000	26,948,000
	29,113,900	28,683,950

Shareholders' equity
Share capital (note 7)	156,452,925	107,421,628
Convertible promissory note - conversion right (note 7)	–	695,932
Contributed surplus (note 7)	6,914,670	4,322,759
Deficit	(46,921,711)	(41,717,265)
	116,445,884	70,723,054

Continuing operations (note 1)

	$147,338,003	$116,101,170

See accompanying notes to the consolidated financial statements

Approved by the Board of Directors

/s/ Gerald Panneton	/s/ Jeffrey Mason

Gerald Panneton	Jeffrey Mason
Director	Director

CONTINENTAL MINERALS CORPORATION
Consolidated Statements of Operations
(Unaudited – Expressed in Canadian Dollars)

	Three months ended March 31
	2007	2006

Expenses
Conference and travel	$155,743	$149,444
Exploration (schedule)	2,422,657	2,196,553
Foreign exchange	78,436	(6,197)
Insurance expense	45,036	–
Interest expense	359,011	–
Interest income	(93,204)	(17,097)
Legal, accounting and audit	65,817	155,295
Loss on extinguishment of convertible promissory note (note 6)	376,366	–
Office and administration	638,033	408,614
Shareholder communications	65,842	99,200
Stock-based compensation – exploration (note 7)	17,840	32,615
Stock-based compensation – operations and administration (note 7)	465,133	228,526
Trust and filing	42,102	14,380
Loss before non-controlling interest	4,638,812	3,261,333
Non-controlling interest	–	(944,880)
Loss and comprehensive loss for the period	$4,638,812	$2,316,453

Basic and diluted loss per common share	$(0.05)	$(0.05)

Weighted average number of common shares outstanding	101,129,109	47,360,195

See accompanying notes to the consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Consolidated Statements of Shareholders' Equity and Deficit
(Unaudited – Expressed in Canadian Dollars)

	Three months ended			Year ended
		March 31, 2007		December 31, 2006
		(unaudited)
Share capital	Number of shares		Number of shares
Balance at beginning of the period	91,239,417	$107,421,628	47,306,185	$19,465,518
Share purchase options exercised at $1.10 per share	–	–	432,600	474,760
Share purchase options exercised at $1.20 per share	10,000	12,000	6,666	7,999
Share purchase options exercised at $1.33 per share	–	–	246,667	328,067
Share purchase options exercised at $1.61 per share	3,334	5,368	–	–
Share purchase options exercised at $1.70 per share	6,666	11,332	–	–
Share purchase options exercised, credited to share capital	–	16,994	–	874,476
Warrants exercised at $1.05 per share, net of issue costs	–	–	5,640,000	5,470,100
Shares issued pursuant to private placement, Feb 2007, net of issue costs	19,439,395	30,829,329	–	–
Shares issued pursuant to private placement, Mar 2007, net of issue costs	10,000,000	18,000,000	–	–
Shares issued for interest on debt (note 8(d))	89,229	156,274	95,915	151,233
Shares issued for mineral property interest	–	–	37,016,384	79,585,225
Shares to be issued for Banongla property	–	–	495,000	1,064,250
Balance at end of the period	120,788,041	$156,452,925	495,000	$107,421,628

Convertible promissory note - conversion right
Balance at beginning of the period		$695,932		$–
Issuance of convertible promissory note		–		695,932
Extinguishment of convertible promissory note		(695,932)		–
Balance at end of the period		$–		$695,932

Contributed surplus
Balance at beginning of the period		$4,322,759		$545,035
Stock-based compensation		482,973		2,610,538
Options issued pursuant to acquisition of Great China Mining Inc ("GCMI")		–		166,662
Estimated fair value of shares and warrants to be issued pursuant to the
Permits Consulting Agreement		1,430,000		1,875,000
Share purchase options exercised, credited to share capital		(16,994)		(874,476)
Extinguishment of convertible promissory note		695,932		–
Balance at end of the period		$6,914,670		$4,322,759

Deficit
Balance at beginning of year, as previously reported		$(41,717,265)		$(15,001,192)
Adjustment for adoption of new accounting standards (note 3(a))		(565,634)		–
As restated		(42,282,899)		(15,001,192)
Loss for the period		(4,638,812)		(26,716,073)
Balance at end of the period		$(46,921,711)		$(41,717,265)

TOTAL SHAREHOLDERS' EQUITY		$116,445,884		$70,723,054

See accompanying notes to the consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Consolidated Statements of Cash Flows
(Unaudited – Expressed in Canadian Dollars)

	Three months ended March 31
Cash provided by (used for)	2007	2006

Operating activities
Loss for the period	$(4,638,812)	$(2,316,453)
Items not involving cash
Accretion of convertible promissory note	98,634	–
Amortization	76,406	20,577
Interest paid by issuance of common shares	156,275	–
Non-controlling interest	–	(944,880)
Stock-based compensation	482,973	261,141
Foreign exchange	(46,400)	–
Loss on extinguishment of convertible promissory note	376,366	–
Changes in non-cash operating working capital
Amounts receivable	38,511	(189,776)
Prepaid expenses	40,160	501
Accounts payable and accrued liabilities	(2,380,231)	89,694
Cash used for operating activities	(5,796,118)	(3,079,196)

Investing activities
Acquisition of fixed assets	(20,930)	(217,116)
Cash used for investing activities	(20,930)	(217,116)

Financing activities
Issuance of common shares, net of issue costs	48,858,028	162,300
Repayment of convertible promissory note	(12,075,000)	–
Repayment of loan from related party	(1,500,000)	–
Due to related parties	370,274	259,048
Cash provided by financing activities	35,653,302	421,348

Increase (decrease) in cash and cash equivalents	29,836,254	(2,874,964)
Cash and cash equivalents, beginning of period	1,791,802	4,009,244

Cash and cash equivalents, end of period	$31,628,056	$1,134,280

Components of cash and cash equivalents are as follows:
Cash	$2,902,428	$914,912
Bankers acceptances and term deposits	28,725,628	219,368
	$31,628,056	$1,134,280

Supplementary information
Taxes paid	$–	$–
Interest paid	$155,947	$–

Non-cash financing and investing activities
Fair value of stock options transferred from contributed surplus to
share capital upon exercise of options	$16,994	$104,281

See accompanying notes to the consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Consolidated Schedules of Exploration Expenses
(Unaudited – Expressed in Canadian Dollars)

	Three months ended March 31
Xietongmen Property, China	2007	2006

Exploration Costs
Amortization	$76,406	$20,577
Assays and analysis	67,658	342,016
Drilling	–	719,044
Engineering	1,018,287	89,743
Environmental	21,140	–
Equipment rentals and leases	52,818	86,772
Freight	10,022	–
Geological	124,313	351,522
Graphics	10,610	18,180
Property and finders' fees	143,346	–
Site activities	335,338	272,136
Socioeconomic	462,561	167,978
Transportation	100,158	128,585
Incurred during the period	2,422,657	2,196,553
Non-cash stock-based compensation	17,840	32,615
	2,440,497	2,229,168
Cumulative balance, beginning of period	29,603,097	9,716,576
Cumulative balance, end of period	$32,043,594	$11,945,744

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three months ended March 31, 2007
(Unaudited – Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are presented in Canadian dollars. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent annual financial statements. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2006.

Operating results for the three month period ended March 31, 2007 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2007 or for any other period.

These consolidated financial statements are prepared on the basis that the Company will continue as a going concern. Management recognizes that the Company will need to generate additional financial resources in order to meet its planned business objectives. However, there can be no assurances that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries.

All material inter-company balances and transactions have been eliminated.

3.	CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a)	Section 3855 – Financial Instruments – Recognition and Measurement

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company's balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three months ended March 31, 2007
(Unaudited – Expressed in Canadian Dollars)

in fair value are to be recognized in the statements of operations and comprehensive income (loss).

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. As such, any of the Company's outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to January 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income (loss).

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

	•	Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost.

	•	Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income (loss) until the asset is removed from the balance sheet.

	•	Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings (loss) in the period in which they arise.

•

All derivative financial instruments are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings (loss) in the period in which they arise.

At January 1, 2007, upon adoption of this standard, the Company remeasured its financial assets and liabilities. The convertible promissory note (note 6) was classified as held for trading and its carrying value was adjusted to $11,600,000 with a charge to opening deficit of $565,634.

(b)	Section 3865 – Hedges

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three months ended March 31, 2007
(Unaudited – Expressed in Canadian Dollars)

(c)	Section 1530 – Comprehensive Income (Loss)

Comprehensive income (loss) is the change in the Company's net assets that results from transactions, events, and circumstances from other than the Company's shareholders. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other "comprehensive income (loss)" until it is considered appropriate to recognize into net earnings (loss). This standard requires the presentation of comprehensive income (loss), and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

Accordingly, the Company now reports comprehensive income (loss) and includes, if applicable, the account "accumulated other comprehensive income (loss)" in the shareholders' equity section of the consolidated balance sheet.

4.	EQUIPMENT

	March 31, 2007			December 31, 2006
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value

Buildings	$47,848	$14,119	$33,729	$47,848	$10,769	$37,079
Computers	83,981	30,627	53,354	78,840	20,399	58,441
Field	135,634	52,411	83,223	126,182	36,638	89,544
Furniture	23,937	8,513	15,424	17,600	5,996	11,604
Vehicles	396,044	113,923	282,121	396,044	69,385	326,659
	$687,444	$219,593	$467,851	$666,514	$143,187	$523,327

5.	MINERAL PROPERTY INTEREST

Xietongmen Property	March 31	December 31
	2007	2006

Balance, beginning of the year	$112,747,309	$1,903,525
Acquired during the period:
Acquisition of Great China Mining Inc.	–	75,212,559
Future income tax related to acquisition of Great China Mining	–	25,070,000
Acquisition of surrounding properties	–	8,546,225
Future income tax related to acquisition of surrounding	–	1,595,000
properties
Mining permit costs	1,430,000	315,000
Future income tax related to mining permit costs	475,000	105,000
Balance, end of the period	$114,652,309	$112,747,309

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three months ended March 31, 2007
(Unaudited – Expressed in Canadian Dollars)

6.	CONVERTIBLE PROMISSORY NOTE

In February 2007, Taseko Mines Limited ("Taseko"), a public company related by virtue of having certain directors in common with the Company, redeemed the convertible promissory note with a face value of $11,500,000 for $12,075,000, and concurrently exercised its participation right to participate in the private placement in the Company for $12,075,000 and acquired 7,318,181 units at a price of $1.65 per unit. Each unit was comprised of one common share and one share purchase warrant exercisable into one common share at $1.80 until February 20, 2008.

The continuity of the convertible promissory note is as follows:

Convertible promissory note at December 31, 2006	$11,034,366
Adjustment to estimated fair value upon adoption of new accounting standard	565,634
As restated, January 1, 2007	11,600,000
Accretion for the period	98,634
Convertible promissory note at redemption date, February 2007	11,698,634
Redemption of convertible promissory note	(12,075,000)
Loss on extinguishment of convertible promissory note	$(376,366)

7.	SHAREHOLDERS' EQUITY

(a)	Authorized share capital

an unlimited number of common shares without par value; and
an unlimited number of non-voting, redeemable preferred shares without par value.

(b)	Issued and outstanding common share capital

	Number of
	common	Dollar
	shares	amount
Balance, December 31, 2006	91,239,417	$107,421,628
Private placement, February 2007, net of issue costs (i)	19,439,395	30,829,329
Private placement, March 2007 (ii)	10,000,000	18,000,000
Share purchase options exercised	20,000	28,700
Shares issued for interest on convertible promissory note (note 8(d))	89,229	156,274
Fair value of stock options allocated to shares issued on exercise	–	16,994
Balance, March 31, 2007	120,788,041	$156,452,925

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three months ended March 31, 2007
(Unaudited – Expressed in Canadian Dollars)

(i)

In February 2007, the Company completed a private placement of 19,439,395 units at a price of $1.65 per unit for gross proceeds of $32,075,000 ($30,829,329 net of issue costs). Each unit consisted of one common share and one common share purchase warrant exercisable to purchase an additional common share at a price of $1.80 until February 20, 2008. The units are subject to a four-month hold period under applicable Canadian securities legislation. The warrants are subject to accelerated expiration which can be triggered at the election of the Company, on 30 days notice, if the Company's common shares trade at a price of $2.25 for any ten consecutive day period, after the four month holding period has expired.

In connection with the financing, Taseko redeemed its convertible promissory note (note 6) for $12,075,000 and participated in this private placement by acquiring 7,318,181 units for $12,075,000.

(ii)

On March 29, 2007, the Company completed a private placement of 10,000,000 units at a price of $1.80 per unit for gross proceeds of $18,000,000. Each unit consisted of one common share and one common share purchase warrant. Each warrant is exercisable for 0.8 of a common share until December 29, 2007 at the following prices: at $2.25 per share until September 29, 2007, and $2.75 per share thereafter. The units are subject to a four-month hold period under applicable Canadian securities legislation.

(c)	Warrants

The continuity of share purchase warrants is as follows:

	Dec. 29	Feb. 20	Dec. 15	Feb. 14
Expiry date	2007	2008	2008	2009
Exercise price	$2.25/$2.75	$1.80	$1.59	$1.59
Note reference	note 7(b)(ii)	note 7(b)(i)
Balance, December 31, 2006	–	–	1,000,000	500,000
Issued	8,000,000	19,439,395	–	–
Exercised	–	–	–	–
Expired	–	–	–	–
Balance, March 31, 2007	8,000,000	19,439,395	1,000,000	500,000

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three months ended March 31, 2007
(Unaudited – Expressed in Canadian Dollars)

(d)	Share purchase option plan

The continuity schedule of share purchase options is as follows:

		Weighted
Share purchase options outstanding	Number of	average
	options	exercise price
Balance, December 31, 2006	5,189,107	$ 1.66
Granted	1,911,000	2.01
Exercised	(20,000)	1.43
Expired or cancelled	(9,666)	1.73
Balance, March 31, 2007	7,070,441	$ 1.76

Share purchase options outstanding and exercisable at March 31, 2007 were as follows:

		Number of	Number of
		options	options
Expiry date	Option price	outstanding	exercisable
September 28, 2007	$1.70	893,334	893,334
November 30, 2007	$1.20	240,000	240,000
December 14, 2007	$1.50	15,000	10,000
February 29, 2008	$1.61	20,000	13,333
December 15, 2008	$2.10	40,000	–
December 21, 2008	$1.21	136,607	136,607
February 27, 2009	$1.61	50,000	33,332
April 30, 2009	$2.01	1,325,500	246,500
November 30, 2009	$1.61	250,000	166,666
February 28, 2011	$1.61	2,700,000	666,666
February 28, 2012	$2.01	1,400,000	–
Total		7,070,441	2,406,438
Average option price		$1.76	$1.61

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three months ended March 31, 2007
(Unaudited – Expressed in Canadian Dollars)

The exercise prices of all share purchase options granted were at or above the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted or vesting during the three months ended March 31, 2007, and which have been reflected in the consolidated statements of operations, is as follows:

	Three months ended March 31
	2007	2006
Exploration
Engineering	$7,570	$1,181
Environmental, socioeconomic and land	–	431
Geological	10,270	31,003
Exploration	17,840	32,615
Operations and administration	465,133	228,526
Total compensation cost recognized in operations, credited to
contributed surplus	$482,973	$261,141

The weighted-average assumptions used to estimate the fair value of options vesting during the respective periods were as follows:

	Three months ended March 31
	2007	2006
Risk free interest rate	4.15%	4%
Expected life	3 years	2.4 years
Expected volatility	63%	70%
Expected dividends	nil	nil

Subsequent to March 31, 2007, a total of 5,000 options were cancelled.

(e)	Contributed surplus

Balance, December 31, 2006	$4,322,759
Changes during the period
Non-cash stock-based compensation	482,973
Mining permit cost	1,430,000
Conversion right, credited to contributed surplus upon	695,932
extinguishment of the convertible promissory note
Share purchase options exercised, credited to share capital	(16,994)
Balance, March 31, 2007	$6,914,670

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three months ended March 31, 2007
(Unaudited – Expressed in Canadian Dollars)

8.	RELATED PARTY BALANCES AND TRANSACTIONS

Due from (to) related party	March 31	December 31
	2007	2006
Loan from Hunter Dickinson Inc (‘HDI"). (a)	$–	$(1,500,000)
Hunter Dickinson Inc.	$272,781	$643,055

Transactions	Three months ended March 31
	2007		2006
Hunter Dickinson Inc. –
Reimbursement for third party expenses and services rendered	$554,005		$759,613
Interest paid (a) and (b)	$44,605		$–
Taseko Mines Limited – Interest paid (d)	$254,155		$–
Payments to companies controlled by Zhi Wang, a director (c)	$339,976		$52,967
Payments to Xiaojun Ma, a director (e)	$8,607	$

(a)

In November 2006, the Company signed a loan agreement with HDI pursuant to which the Company borrowed $1,500,000 from HDI. On March 2, 2007, the Company repaid this loan and paid $30,575 in interest, of which $20,054 was recorded for the period three months ended March 31, 2007.

(b)

On January 23, 2007, the Company signed a second loan agreement with HDI pursuant to which the Company borrowed US$2,500,000 from HDI, maturing on April 18, 2007, on an unsecured basis. The loan bore interest at 8% per annum. The Company repaid the loan on March 2, 2007 and paid $24,551 in interest.

(c)

During the three months ended March 31, 2007, the Company paid $53,680 (three months ended March 31, 2006 – nil) to Honglu Investment Holdings Inc. and $286,291 (three months ended March 31, 2006 – $52,967) to Tibet Bojing Minerals Exploration Limited, each of which are companies controlled by Zhi Wang, a director of the Company, for administrative and consulting services.

(d)

In February 2007, the Company redeemed the $11,500,000 convertible promissory note held by Taseko at 105% of the principal amount (note 6). Taseko and the Company are related by virtue of having certain directors in common. During the three months ended March 31, 2007, the Company paid interest related to this convertible promissory note to Taseko of $254,155, of which $156,274 was paid to Taseko by the issuance of 89,229 common shares of the Company.

(e)	Xiaojun Ma is a director of the Company who also provides managerial services to the Company's Tibetan subsidiary. During the three months ended March 31, 2007, he was paid $8,607 for such services.